November 23, 2009
Via Edgar and by Fax
Ms. Mellissa Campbell Duru
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F St, NE
Washington, DC 20549-3628
Re:	Corel Corporation
Schedule 14D-9
Filed November 12, 2009
Amendments to Schedule 14D-9 filed November 16 and 18, 2009
Schedule 13e-3 filed November 16, 2009
Schedule 13e-3/A filed November 18, 2009
File No.: 5-42617
Dear Ms. Duru:
     Corel Corporation (the “Company”) submits this letter in connection with responding to the comments of the staff of the Office of Mergers & Acquisitions of the Securities and Exchange Commission with respect to the Company’s Schedule 14D-9, filed November 12, 2008, Amendments to Schedule 14D-9, filed November 16 and 18, 2009, Schedule 13e-3, filed November 16, 2009, and Schedule 13e-3/A, filed November 18, 2009 (File No. 5-42617), as set forth in your letter to Kris Hagerman dated November 19, 2009.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Tom Berquist
Tom Berquist
Chief Financial Officer Corel Corporation

Cc:	Joel I. Greenberg, Esq. Kaye Scholer LLP 212-836-8211

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